Riaan Herman Consulting cc.
P.O. Box 12119
Clubview, 0014
Centurion, RSA
Tel: +27 (0) 83 303 9999
Fax: +27 (0) 86 668 5688

Reg. #: 2001/014718/23
Vat #: 4050195504
www.rhc.za.com

Riaan E. Herman, Pr.Sci.Nat.
Riaan Herman Consulting cc.
Centurion, Gauteng,
South Africa

To: Esperanza Resources.
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Riaan E. Herman, hereby consent to the public filing of the technical report entitled "*Cerro Jumil Resource Update*" prepared for Esperanza Resources Corporation. (the "**Company**") with an effective date of September 10, 2012 and an issue date of October 26, 2012 (the "**Report**").

I also consent to any extracts from or a summary of the Report in the news release of the Company dated September 11, 2012 (the "**News Release**").

I certify that I have read the News Release and that it fairly and accurately represents the information in the sections of the Report for which I am responsible.

Dated this 26 day of October, 2012.

Riaan E. Herman
Managing Director
Riaan Herman Consulting cc.